Exhibit 99.1

Volvo to Complete Purchase of Nissan Diesel

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 23, 2007--When the acceptance period for Volvo's offer for Nissan Diesel expired yesterday, Volvo had received a total of roughly 96 % of the shares outstanding. Since Volvo has received more than two thirds of the shares in Nissan Diesel, a process is now being initiated to redeem the remaining shares outstanding. Because Nissan Diesel will not be releasing its year-end report for 2006 until May 11, Volvo has decided to postpone its first quarter interim report until the same date, May 11, 2007.

When the offer period expired yesterday at 7:00 a.m. Swedish time, Volvo had received 294 585 705 shares corresponding to roughly 96 % of the votes and capital in Nissan Diesel, including the 19% of the votes and capital owned by Volvo before the offer was made. In addition, Volvo owns all 57.5 million preference shares in Nissan Diesel.

"It is pleasing that we received such a level of acceptance," said Volvo's CEO Leif Johansson. "We foresee major mutual benefits for the Volvo Group and Nissan Diesel with this transaction and it is highly satisfying that owners in Nissan Diesel share this view."

Volvo intends to initiate a process to redeem the remaining shares in Nissan Diesel since the company has received more than the two thirds of the shares and votes required for this in accordance with Japanese law. In conjunction with Volvo's decision to acquire the remaining shares in Nissan Diesel, Volvo intends to apply to delist Nissan Diesel from the Tokyo Stock Exchange. Volvo estimates that the remaining shares will be redeemed by about September 30, 2007.

Volvo will pay a total of SEK 7.4 billion for the shares now submitted and payment is expected to be made on or about March 29.

Completion of the transaction requires the approval of the anti-trust authorities in the US and South Africa and Volvo has now received approval from the American authorities. Volvo expects to also receive approval in South Africa at the end of May and will not carry out a takeover in South Africa until the company has received such an approval. In other respect, Volvo considers that the transaction is completed. Nissan Diesel will be consolidated in the balance sheet of the Volvo Group as of the first quarter of 2007. Sales and earnings will be reported as of the interim report for the second quarter. Operations within Nissan Diesel will be reported within the Trucks segment.

Because Nissan Diesel will not be releasing its year-end report for 2006 until May 11th, Volvo has decided to postpone its first quarter interim report from April 25 to May 11.

March 24, 2007

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the U.S.

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CONTACT:  For The Volvo Group
Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49